Room 4561

May 16, 2006

Mr. Griffin Jones
Treasurer, CEO, Principal Accouting
Officer, Secretary and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC V6C 1B4

Re: Alternet Systems, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
File No. 000-31909

Dear Mr. Jones:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief